Issuer Free-Writing Prospectus, dated August 12, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated

August 11, 2014 and

Registration Statement No. 333-196587

Final Term Sheet

Dated August 12, 2014

Old National Bancorp

4.125% Senior Notes due August 15, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Old National Bancorp (“ONB” / NASDAQ)

Security Type:	Senior Notes

Legal Format:	SEC Registered

Aggregate Principal Amount:	$175,000,000

Anticipated Rating:	A3 by Moody’s. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Maturity:	August 15, 2024

Coupon:	4.125%

Price to Public:	100.00%

Yield to Maturity:	4.125%

Pricing Benchmark:	2.50% due May 15, 2024

Benchmark Treasury Yield:	2.445%

Spread to Benchmark:	168 bps

Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2015

Day Count Convention:	30 / 360, unadjusted

Denominations:	$1,000 denominations and integral multiples of $1,000

CUSIP / ISIN:	680033 AC1 / US680033AC14

Trade Date:	August 12, 2014

Settlement Date (T+3):	August 15, 2014

Underwriting Discount:	0.65%

Use of Proceeds:	ONB intends to use the net proceeds for general corporate purposes, which may include providing capital to support the growth of its business, payment of the cash consideration of its pending acquisitions of LSB and Founders, payment of the cash consideration components of opportunistic acquisitions of other financial institutions, and repurchases of its common stock. Other than the pending acquisitions of LSB and Founders, ONB has no current commitments or agreements with respect to any additional acquisitions and may decide not to make any additional acquisitions. If, for any reason, one or both of the pending acquisitions are not consummated, ONB will use the net proceeds of the Notes that would have been used in connection with the acquisition for general corporate purposes.

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-196587) and a related preliminary prospectus supplement dated August 11, 2014 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128.